UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA AND TELEMUNDO ANNOUNCE AGREEMENT TO BROADCAST SOCCER MATCHES
OF PREMIERE MEXICAN TEAMS IN THE U.S.

MEXICO CITY AND MIAMI - September 28, 2008 - Grupo Televisa, S.A.B. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) and Telemundo Communications Group Inc. ("Telemundo"), a leading producer of high-quality content for Hispanics in the U.S. and audiences around the world, today announced an agreement which enables Telemundo to broadcast in the U.S. all of the soccer matches played at the home stadiums of six of Mexico's premiere teams.  These rights also include matches that would involve these teams from the playoffs, semifinals and finals of the Mexican National Championship.

Ricardo Perez Teuffer, Vice President of Sports and Special Events of Televisa, said, "The demand in the United States to view top quality soccer from Mexico is substantial and growing, reflecting the popularity of the sport and the rapid increase in both size and influence of the Hispanic population in the U.S. Working with Telemundo, we together are assuring the United States market full access to a very special and highly sought after product through the unique content and distribution strengths respectively of Televisa and Telemundo."

"This opportunity will strengthen Telemundo's position in delivering quality sports content that is relevant to the U.S. Hispanic audience," added Jorge Hidalgo, Senior Executive Vice President Network Sports, Telemundo. "We are delighted to be working with Televisa to bring this great property into the Telemundo Network and extending our Mexican soccer coverage to our viewers."

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About Grupo Televisa, S.A.B

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Telemundo

Telemundo, a U.S. Spanish-language television network, is the essential entertainment, news, and sports source for Hispanics and a leading international player in the entertainment industry with presence in more than 100 countries worldwide. Broadcasting unique national and local programming for the fastest growing segment of the U.S. population, Telemundo reaches 93% of U.S. Hispanic viewers in 210 markets through its 16 owned-and-operated stations, 45 broadcast affiliates, and 800 cable affiliates. Telemundo is wholly owned by NBC Universal, one of the world's leading media and entertainment companies.

Media Contacts:

Grupo Televisa S.A.B.

Michel Boyance	Manuel Compeán
María José Cevallos	Media Relations
Investor Relations	(5255) 5728-3815
(5255) 5261-2445	mcompean@televisa.com.mx
ir@televisa.com.mx

Telemundo Communications Group

Michelle Alban
Telemundo Network
(305) 889-7585
michelle.alban@nbcuni.com

Madelaine Girod
Telemundo – México
(5255) 5434-9661

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: September 29, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President